Exhibit 99(b)

CNF INC.
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

                                                    Three Months Ended
                                                         March 31,
                                                   2001            2000
Combined Fixed Charges and Preferred
   Stock Dividends:
      Interest Expense                        $     7,793     $     6,400
      Capitalized Interest                            609           1,748
      Dividend Requirement on Series B
         Preferred Stock [1]                        2,666           2,717
      Dividend Requirement on Preferred
         Securities of Subsidiary Trust             1,563           1,563
      Interest Component of
         Rental Expense [2]                        11,477          13,806
                                              $    24,108     $    26,234

Earnings:
   Income from Continuing Operations
      before Taxes                            $    25,928     $    66,456
   Fixed Charges                                   24,108          26,234
      Capitalized Interest                           (609)         (1,748)
      Preferred Dividend Requirements [3]          (2,666)         (2,717)
                                              $    46,761     $    88,225

Ratio of Earnings to Combined Fixed Charges
   and Preferred Stock Dividends:                     1.9 x           3.4 x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]   Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income from Continuing Operations before Taxes.